PARALLAX HEALTH SCIENCES, INC.

DESCRIPTION OF ORAL AGREEMENTS TO EXTEND MATURITIES

OF CERTAIN CONVERTIBLE PROMISSORY NOTES

In September 2017 and March 2018, the Company issued convertible promissory notes (the “Notes”) in the aggregate principal of $91,000 (“Investor Group A”) and $20,000 (“Lender Group A”), respectively.  The terms of the Notes are as follows:

	Investor Group A	Lender Group A
Maturity	One year	90 days
Annual Interest Rate	10%	12%
Conversion Price	$0.10	$0.10

Terms under Default:
Interest *	None	$2,400
Stock Award *	None	40,000 shares
Other	Foreclosure	None

* Each 90 day period of Default

Due to cash flow constraints at the time of maturity, the Company negotiated oral agreements with the note holders to extend the maturity date of the Note(s) until the earlier of (i) two years from the original maturity date; or (ii) the successful completion of the Company’s major private placement funding, intended to be between $3-$6 million. Under the oral agreements, the Notes would not be considered in default, but will accrue interest and stock awards at the default rates, if any, until such time as the debt is satisfied in full.  The note holders may, at any time, elect to convert the note and accrued interest into shares of the Company’s common stock at the stated conversion price. All other terms and conditions under the Notes remain the same.

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

November 29, 2019